BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

July 30, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company

Pacific Select Exec Separate Account – File No. 811-05563

Initial Registration Statement on Form N-6

M Vision Pacific Life SVUL Flexible Premium Life Insurance Policy - File No. 333-255746

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments dated June 29, 2021, received in connection with the above referenced Initial Registration Statement on Form N-6, filed May 4, 2021.

GENERAL

1.	Staff Comment: Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We hereby confirm that any missing information and any additional exhibits will be included and filed via a pre-effective amendment to the registration statements.

2.	Staff Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: Duly noted.

3.	Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

PROSPECTUS

Cover page

4.	Staff Comment: The Policy is characterized as a “last survivor flexible premium variable universal life insurance.” In the bulleted definitions, please provide a definition for “universal life insurance” rather than “life insurance.”

Response: We made the requested modification.

5.	Staff Comment: The disclosure states, “before you purchase this Policy, you may request a personalized illustration of your future benefits under the Policy based on your Age, Risk Class, the Death Benefit Option, Face Amount, planned premium, and any rider requested.” If the illustration will assume a hypothetical rate of return based on the type of Investment Option chosen, please state this in the disclosure.

Response: We made the requested modification.

Benefits and Risks of Your Policy

Benefits of Your Policy (pp. 3-4)

6.	Staff Comment: Under Death Benefit, the disclosure states that an investor may currently choose between two Death Benefit Options – Options A and B. Discussion of Option C is included with a note that the option is not currently available and that the prospectus will be amended if the Company makes the option available in the future. We note that Option C is available for purchase only at Policy issue. Since no investor purchasing a Policy under this Prospectus will be able to choose Option C, please remove all disclosure relating to Option C from the Registration Statement.

Response: As of this writing, we intend to offer Death Benefit Option C. We modified the disclosure throughout the prospectus to reflect that Death Benefit Option C is available at launch and we removed any references to amending the prospectus to add that option in the future. If circumstances change regarding this option, we will remove all references via a pre-effective amendment.

7.	Staff Comment: Under Accumulated Value—Standard Loans, please add that interest will be charged on the loan amount.

Response: We modified the bullet to include the following:

“You pay interest on the amount you borrow until the loan is repaid.”

Risks of Your Policy (pp. 4-7)

8.	Staff Comment: Under Indexed Interest Crediting Risk, please revise the disclosure to clarify that the Monthly Indexed Fixed Option Charge is applicable only for amounts allocated to the 1- Year High Cap Indexed Account. Please make the parallel change in the Fee Tables— Table 2.

Response: Existing disclosure states that the charge only applies to the 1-Year High Cap Indexed

Ms. Choo

July 30, 2021

Account in both places and accurately uses “Accumulated Value in the 1-Year High Cap Indexed Account”. No changes will be made.

Fee Tables

Table 2—Periodic Charges Other than Fund Operating Expenses (pp. 8-10)

9.	Staff Comment: Under Asset charge, please remove “Maximum” from “Maximum current charge” under the Amount Deducted column.

Response: We made the requested modification.

—Optional Riders and Benefits

10.	Staff Comment: Under Riders Providing Face Amount Coverage on the Insured—Estate Preservation Rider, please consider including (a) the minimum and maximum current charges for the rider and (b) the current charge under Charge for a representative Insured.

Response: We made the requested modification.

11.	Staff Comment: Under Riders Providing Face Amount Coverage on the Insured—Flexible Duration No- Lapse Guarantee Rider, please (a) remove “No-Lapse Monthly Charge Deduction” and (b) consider adding the current charge under Charge for a representative Insured. We note that this rider is listed as a rider providing face amount coverage on the Insureds in this table, but is characterized as a rider that provides “additional cash value protection” on page 27. Please reconcile.

Response: We removed the “No-Lapse Monthly Charge Deduction” reference. We also added a heading above this rider for consistency with page 27 in the body of the prospectus. We added the representative Insured information for the current charge, any missing information will be updated via a pre-effective amendment.

12.	Staff Comment: Under Riders that Provide Additional Benefits, in order to uniformly present the charge information for each rider, please consider using the phrase “minimum and maximum guaranteed charge” for each rider in the first column and state in the third column that there is no charge.

Response: We made the requested modification.

13.	Staff Comment: Under Riders that Provide Additional Benefits—Policy Split Option Rider, please consider adding information on the current charge.

Response: We will take that into consideration.

Terms Used in This Prospectus

14.	Staff Comment: There are several references to “Fixed Accounts” in this section. Please revise to reflect that this Policy offers only one fixed account.

Ms. Choo

July 30, 2021

Response: We made the requested modification where appropriate.

Policy Basics

Understanding Policy Expenses and Cash Flow (including fees and charges of Fund portfolios) (p. 22)

15.	Staff Comment: Please add the Fixed Account Option next to the Indexed Fixed Options on the flow chart.

Response: The Fixed Account option is part of the Fixed Options box in the flow chart. No change was made.

Policy Benefits

Changing Your Death Benefit Option (pp. 25-26)

16.	Staff Comment: The third bullet point in this section states, “[b]eginning in Policy Year 3, you can change from any Death Benefit Option to Option A or Option B.” Please reconcile this statement with the first bullet point that an Insured “can change the Death Benefit Option once in any Policy Year.” If the Death Benefit Option may only be changed starting in Policy Year 3, please revise the disclosure accordingly. Since there are only two Death Benefit Options, for clarity, please revise the statement in the third bullet point to state that an investor can change from one Death Benefit Option to the other.

Response: To provide more clarity, we deleted the first bullet and revised the third bullet as follows:

“Beginning in Policy year 3, you can change from one Death Benefit option to the other (e.g. from Option A to Option B) and a change can only occur once in a Policy Year.”

Optional Riders and Benefits (pp. 27-38)

17.	Annual Renewable Term Rider Last Survivor (ARTR-LS):

Staff Comments:

a.	Please bold the heading for Annual Renewable Term Rider on page 28 so that it can be easily located; and

Response: We made the requested modification.

b.	Under How the Rider Works, the disclosure states that “[a]nnual increases are scheduled at issue.” The section only discusses increases requested by the Insured(s). There is also no discussion of “scheduled increase[s]” in the ARTR- LS rider filed as an exhibit to the Registration Statement. Please explain what is meant by this disclosure.

Response: Such increases whether scheduled or unscheduled are solely made by the policyowners/insureds and are used to clarify the timing in which such requests are made. The

Ms. Choo

July 30, 2021

scheduled increase amounts are periodic face amount increases requested by the Policy Owner when the rider is issued. Any requested increases after rider issue are ad hoc or unscheduled increases that will require evidence of insurability as stated in the disclosure.

We made disclosure modifications to provide further clarification on the timing

18.	Staff Comment: Under Estate Preservation Rider, please disclose when the rider can or must be elected. If the rider must be elected at Policy issue, please bold this statement. The disclosure states that the rider will terminate on lapse of the Policy. Please disclose whether and under what conditions the Rider can be reinstated if the Policy is reinstated.

Response: We added bold disclosure regarding timing of rider election. This rider, given its limited timeframe for benefits is not eligible for reinstatement. To provide clarity, we added disclosure regarding eligibility for reinstatement.

19.	Staff Comment: In the second paragraph under Flexible Duration No-Lapse Guarantee Rider (FDNLG)— Investment Allocation Requirements—the Allowable Investment Options, the disclosure states “[w]e reserve the right to add, remove or change allowable Investment Options at any time.” Please add disclosure that clarifies that the Company is only reserving the right to add, remove or change individual Investment Options currently offered and not reserving the right to impose restrictions as to the amount that may be allocated to the Investment Options.

Response: We respectfully decline to make the modification. There could be situations beyond our control where allocation amounts to such investment options could be restricted. Existing language is clear what rights we reserve.

20.	Staff Comment: As to the Conversion Rider, please supplementally describe the types of policies eligible for conversion (e.g., can an investor convert into another variable life insurance policy?). If the exchanges under the Conversion Rider are into another variable life policy, and with respect to the exchanges under the two Policy Split Riders, please explain how these exchanges will comply with the relative net asset value requirements of Rule 11a-2 under the 1940 Act. We may have further comments and disclosure may need to be revised depending on your response.

Response: At the request of the policy owner, working with their life insurance producer, the policy owner may convert the existing policy to other permanent life insurance products we have available which may consist of whole life, universal life, indexed universal life, or variable universal life products. As noted in the Staff Comment above, this is completed through the Conversion and Policy Split Option Riders (collectively referred to as “Riders” in this response to Staff Comment number 20).

The Riders are attached to the Policy at issue and give the policy owner the right to convert their Policy or split the Policy into two policies as applicable under the Riders. The Riders are not tied to an exchange offer or promotion communicated to holders of securities, and are not related to the launch of a new life insurance product. We do not make offers or take steps to promote, encourage, or entice policy owners to exercise their rights under the Riders. Taking into account the circumstances surrounding the Riders and how the policy owner rights may be initiated, we do not believe that Section 11 of the Investment Company Act of 1940 or Rule 11a-2 applies to the benefits provided by the Riders.

If Section 11 were to apply, however, we believe policy owner requests of this nature would fall under the “retail exception”. Working with their life insurance producer, if a policy owner decides to convert or split the existing policy, we are merely responding to each policy owner’s request

Ms. Choo

July 30, 2021

to exercise their right and we are not initiating communications or making offers to policy owners regarding new policies or the ability to convert the old policy for a new policy or policies. Since we are not making an offer and the decision to exercise their right to convert is the policy owner’s working with their life insurance producer, the retail exception would apply.

Historically in our experience, Rider conversions or policy splits do not occur often. When they occur, it is the policy owner reacting to a certain event or need on their part. For example, under the Enhanced Policy Split Option, the policy owner can only exercise their right to convert under that rider if certain unforeseen events occur. The right to split the policy is only available if there is a change in the tax law that eliminates or reduces the federal estate tax marital deduction amount or other changes to estate tax rates in effect when the policy was issued. Under the Policy Split Option, the right exercised by policy owners is, more often than not, due to dissolution of marriage and divorce. Under the Conversion Rider, currently there are no available VUL survivor policies to convert to.

The policyowner rights provided by these Riders are not exchange offers, are not designed to encourage switching, and are not meant to promote exchanges to generate additional fees and sales charges, the issues Section 11 was designed to prevent.

21.	Staff Comment: A Conversion Rider permits an Insured to request conversion of the Policy to another permanent life insurance policy offered by the Company. If financial professionals may have a financial incentive to recommend conversion of the Policy to another Company policy, please add disclosure to that effect. Also state that an Insured should only exchange his/her Policy if he/she determines, after comparing the features, risks, and fees of both policies, that it is preferable for the Insured to convert the Policy to the new policy. Please provide a toll-free number for Insureds to call to discuss this option.

Response: We made the requested modification.

22.	Staff Comment: Under Enhanced Policy Split Option Rider, the disclosure states that “[a]t the time of exchange, if the face amount on either of the new single life policies is less than the minimum allowed face amount for that product, we will issue that policy with the minimum allowable face amount for that product.” If this statement means that the Insured(s) must invest additional funds to meet the minimum allowable face amount on one or both of the new policies, please state this directly in the disclosure.

Response: Depending on the amount of Accumulated Value at the time of the policy split, there “may” not be a requirement to pay additional premium if the face amount is increased to meet the minimum allowable face amount. As like any policy, the planned premium may need to increase at a future date depending on various factors. However, we added the following disclosure to that paragraph:

“After the split occurs, any increase in the face amount by request or to meet the minimum allowable face amount for the policy, may require additional premium payments.”

STATEMENT OF ADDITIONAL INFORMATION

23.	Staff Comment: For consistency with the description of the Policy in the Prospectus, on the cover page, please replace the reference to “variable life insurance policy” with “last survivor flexible premium variable universal life insurance with indexed option(s) policy.”

Response: We made the requested modification.

Ms. Choo

July 30, 2021

24.	Staff Comment: Please supplementally provide information on M Insurance Solutions, the nature of its business, the services provided to the Separate Account and the Company, and its affiliation with the Company. If M Insurance Solutions provides “management-related” services, please disclose the information required by Item 17(b) of Form N-6. Otherwise please disclose the information required by Item 17(c) of Form N-6.

Response: M Insurance Solutions, Inc., will provide administrative services for the Separate Account and the Company related to new business and servicing of existing M Vision Pacific Life SVUL policies issued by the Company. M Insurance Solutions, Inc. is unaffiliated with the Company. We added additional disclosure to the SAI and will update disclosure and any exhibits as necessary, through a pre-effective amendment to this Registration Statement.

PART C

Exhibits

25.	Staff Comment: Please file execution copies of agreements filed as “form of” agreements. See Rule 483 under the 1933 Act.

Response: We replaced the applicable Part C exhibits with executed copies or removed “form of” if that was referenced in error. Not all fund agreements could be updated at this time, however, we will update as soon as practicable which may occur after this Registration Statement goes effective.

26.	Staff Comment: We note that the terms of the Enhanced Policy Split Option Rider and the Policy Split Option Rider filed as exhibits to the Registration Statement are not consistent in some respects with the terms of those riders as described in the Prospectus. For these and all other Policy riders filed as exhibits, please ensure that the current versions of those riders are filed.

Response: We hereby confirm that the exhibits filed are the current rider versions.

27.	Staff Comment: The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483 under the 1933 Act.

Response: We will include updated powers of attorney in a pre-effective amendment.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage